Exhibit 4.4

DESCRIPTION OF CAPITAL STOCK

Republic First Bancorp, Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, $0.01 par value per share (the “Common Stock”). The following summarizes the provisions of the Common Stock under the articles of incorporation and bylaws of the Company and under the provisions of the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”). The summary should be read in conjunction to the complete text of the articles of incorporation and bylaws and the PBCL.

General

The Company’s authorized capital stock consists of 100,000,000 shares of Common Stock, and 10,000,000 shares of preferred stock, par value $0.01 per share. There are no shares of preferred stock presently outstanding.

Holders of Common Stock are entitled to one vote for every share having voting power on all matters submitted for action by the shareholders. Holders of Common Stock do not have cumulative voting rights in the election of directors. The articles of incorporation provide that certain "business combinations" with "related persons" (each as defined below) may only be authorized if at least 75% of the outstanding shares of "voting stock" (as defined below) held by shareholders other than the "related person" are voted in favor of any such "business combination." In addition, certain amendments to the articles of incorporation, including amendments relating to the authorized capital stock, "business combinations," the board of directors, certain duties of the directors, and the indemnification of directors and officers, may only be authorized if at least 60% of the votes entitled to be cast are voted in favor of such amendments.

Holders of Common Stock are entitled to receive dividends ratably if, as and when dividends are declared from time to time by the board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, if any.

Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and accumulated and unpaid dividends and liquidation preferences on outstanding preferred stock, if any.

Holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessment by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which the board of directors may designate and issue in the future without further shareholder approval.

Outstanding shares of Common Stock are validly issued, fully-paid and nonassessable.

The Common Stock is listed on the Nasdaq Global Select Market under the symbol, “FRBK.”

Preferred Stock

The Company’s articles of incorporation authorize the board of directors to fix by resolution the voting rights, designations and preferences, priorities, qualifications, privileges, limitations, restrictions, options, conversion rights, dividend features, retirement features, liquidation features, redemption features and other special or relative rights of preferred stock and any series thereof. The board of directors has full authority to issue authorized preferred stock from time to time in one or more series, without further shareholder approval. There are presently no shares of preferred stock outstanding.

Anti-Takeover Provisions

Certain provisions of the Company’s articles of incorporation, bylaws and the PBCL could have an anti-takeover effect and could delay, defer, or prevent a tender offer, takeover attempt, or change in control that a shareholder might consider in the shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares of Common Stock held by shareholders.

Pennsylvania Anti-Takeover Provisions

Certain anti-takeover provisions of the PBCL apply to Pennsylvania registered corporations (e.g., publicly traded companies) including those relating to (1) control share acquisitions, (2) disgorgement of profits by certain controlling persons, (3) business combination transactions with interested shareholders, and (4) the rights of shareholders to demand fair value for their stock following a control transaction. Pennsylvania law allows corporations to opt-out of these anti-takeover sections under certain circumstances. The Company has opted out of the provision relating to the rights of shareholders to demand fair value for their stock following a control transaction, but have not opted out of any other of such anti-takeover provisions. A general summary of these applicable anti-takeover provisions is set forth below.

 Control Share Acquisitions. Pennsylvania law regarding control share acquisitions relates to the act of acquiring for the first time voting power over voting shares (other than (i) shares owned continuously by the same natural person since January 1, 1988, (ii) shares beneficially owned by any natural person or trust, estate, foundation or similar entity to the extent such shares were acquired solely by gift, inheritance, bequest, device or other testamentary distribution, directly or indirectly, from a natural person who beneficially owned the shares prior to January 1, 1988 or (iii) shares acquired pursuant to a stock split, stock dividend or similar distribution with respect to shares that have been beneficially owned continuously since their issuance by the Company by the shareholder that acquired them from the Company or that were acquired from such shareholder pursuant to (ii) above) equal to: (a) at least 20% but less than 33 1/3%; (b) at least 33 1/3% but less than 50%; or (c) 50% or more of the voting power of the corporation. Once a control share acquisition has occurred, then all shares in excess of the triggering threshold, plus shares purchased at any time with the intention of acquiring such voting power or shares purchased within 180 days of the date the triggering threshold was exceeded, are considered control shares. Control shares cannot vote either until their voting rights have been restored by two separate votes of the shareholders, as described below, or until they have been transferred to a person who is not an affiliate of the transferor and does not thereby also become the holder of control shares.

The holder of control shares may wait until the next annual or special meeting after the acquisition took place to submit the question of the restoration of voting rights to the shareholders, or the acquiring person may accelerate the process by agreeing to underwrite the cost of a special meeting of shareholders for that purpose. In either case, the acquiring person is required to furnish for distribution to the shareholders an information statement containing a detailed disclosure concerning the acquiring person, its intentions with respect to ownership of securities of the corporation and other matters. As an alternative, a person submitting a bona fide written offer to make a control share acquisition may request prospective approval by the shareholders of the exercise of the voting rights of the shares proposed to be acquired, provided that the control share acquisition is consummated within 90 days after shareholder approval is obtained. Two shareholders' votes are required to approve the restoration of voting rights. First, the approval of a majority of all voting power must be obtained. Second, the approval of a majority of all disinterested shareholders must be obtained.

For a period of 24 months after the later of (a) a control share acquisition by an acquiring person who does not properly request consideration of voting rights, or (b) the denial of such a request or lapse of voting rights, the corporation may redeem all the control shares at the average of the high and low public market sales price of the shares on the date notice of the call for redemption is given by the corporation.

Disgorgement of Profits by Certain Controlling Persons. Pennsylvania law regarding disgorgement of profits by certain controlling persons applies in the event that (a) any person or group directly or indirectly publicly discloses or causes to be disclosed that the person or group may seek to acquire control of the corporation, or (b) a person or group acquires, offers to acquire or directly or indirectly publicly discloses or causes to be disclosed an intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation received by the person or group during such 18-month period will belong to the corporation if the securities that were sold were acquired during the 18-month period after or within 24 months prior to becoming a controlling person.

Business Combination Transactions with Interested Shareholders. Pennsylvania law regarding business combination transactions with interested shareholders provides that a person who acquires the direct or indirect beneficial ownership of shares entitled to cast at least 20% of the votes entitled to be cast for the election of directors or an affiliate or associate of a corporation who at any time within the prior five years was the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation is an "interested shareholder." A corporation subject to this provision may not effect mergers or certain other business combinations with the interested shareholder for a period of five years, unless:

•

the business combination or the acquisition of stock by means of which the interested shareholder became an interested shareholder is approved by the corporation's board of directors prior to such stock acquisition;

•	the business combination is approved by the affirmative vote of the holders of all the outstanding common shares of the corporation; or

•

the business combination is approved by the affirmative vote of the holders of a majority of all shares entitled to vote, excluding votes of shares held by the interested shareholders or their affiliates, and at the time of such vote, the interested shareholder is the beneficial owner of at least 80% of the voting shares of the corporation. This exception applies only if the value of the consideration to be paid by the interested shareholder in connection with the business combination satisfies certain fair price requirements.

After the five-year restricted period, an interested shareholder of the corporation may engage in a business combination with the corporation if (a) the business combination is approved by the affirmative vote of a majority of the shares other than those beneficially owned by the interested shareholder and its affiliates, or (b) the merger is approved at a shareholders meeting and certain fair price requirements are met.

Blank Check Preferred Stock

The articles of incorporation provide for the issuance of preferred stock having terms established by the board of directors without shareholder approval.

Staggered Board of Directors

The articles of incorporation provide for the classification of the board of directors into three classes with each class serving a staggered three-year term. As a result of this classification, only one third of the entire board of directors stands for election in any one year and a minimum of two annual meetings would be required to elect a majority of the board of directors.

Removal of Directors

Under Pennsylvania law and the Company’s articles of incorporation, directors can be removed from office only for cause by the affirmative vote of holders of at least 75% of the combined voting power of all classes of capital stock entitled to vote in the election of directors.

Calling of Special Meetings of Shareholders

Pursuant to the Company’s bylaws, special meetings of shareholders may only be called by the chairman of the board, by the board of directors, or by shareholders entitled to cast at least 20% of the votes entitled to be cast at the meeting, upon payment of reasonably estimated costs of preparing and mailing notice of such meeting. Special meetings that have as their purpose a change in control of the Company, or an amendment to the articles of incorporation or bylaws, may only be called by a majority of the board of directors.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

The bylaws provide that notice of any proposal by a shareholder which the shareholder desires to submit to a vote at an annual meeting, including any director nominations, must be made in compliance with Rule 14a-8 under the Exchange Act which, among other things, provides that proposals must be submitted to the secretary at the Company’s registered address no later than 120 calendar days prior to the anniversary of the date proxy materials were released to shareholders for the previous year's annual meeting. If notice is not provided in accordance with these provisions a shareholder's proposal will not appear on the meeting agenda.

The bylaws also specify requirements as to the contents of the shareholder's notice or nomination.

Votes Required for Business Combination

The articles of incorporation provide that certain "business combinations" with "related persons" (each as defined below) may only be authorized if at least 75% of the outstanding shares of "voting stock" (as defined below) held by shareholders other than the "related person" are voted in favor of any such "business combination." In addition, certain amendments to the Company’s articles of incorporation, including amendments relating to authorized capital stock, "business combinations," the board of directors, certain duties of directors, and the indemnification of directors and officers, may only be authorized if at least 60% of the votes entitled to be cast are voted in favor of such amendments.

 The term "business combination" means any of the following:

•	any merger or consolidation of the Company or a subsidiary of the Company with or into a related person,

•

any sale, lease, exchange, transfer or other disposition, including without limitation a mortgage or any other security device, of all or any "substantial part" of the assets either of the Company (including without limitation any voting securities of a subsidiary) or of a subsidiary of the Company to a related person,

•	any merger or consolidation of a related person with or into the Company or a subsidiary of the Company,

•

any sale, lease, exchange, transfer or other disposition, including without limitation a mortgage or any other security device, of all or any substantial part of the assets of a related person to the Company or a subsidiary of the Company,

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the issuance of any securities of the Company or a subsidiary of the Company to a related person other than the issuance on a pro rata basis to all holders of shares of the same class pursuant to a stock split or a stock dividend, or a distribution of warrants or rights,

•	any recapitalization that would have the effect of increasing the voting power of a related person, and

•	any agreement, contract or other arrangement providing for any of the transactions described above.

The term "related person" means any individual, corporation, partnership or other person or entity which, together with its "affiliates" and "associates," becomes the "beneficial owner" of an aggregate of 10% or more of the outstanding voting stock of the Company, and any affiliates or associate of any such individual, corporation, partnership or other person or entity. A person or entity whose acquisitions of voting stock was approved in advance by two-thirds of the continuing directors, or any trustee or fiduciary when acting in such capacity with respect to any employee benefit plan of the Company or a wholly owned subsidiary of the Company would not be considered a "related person."

The term "voting stock" means all of the outstanding shares of Common Stock and the outstanding shares of preferred stock entitled to vote on each matter on which the holders of record of Common Stock shall be entitled to vote, and each reference to a proportion of shares of voting stock shall refer to such proportion of the votes entitled to be cast by such shares.

The term "continuing director" shall mean a director who was a member of the board of directors immediately prior to the time that the related person involved in a business combination became a related person.

The term "affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

The term "associate" used to indicate a relationship with any person, means (i) any corporation or organization (other than the Company or a majority-owned subsidiary of the Company) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities, (ii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of the Company or any of its or subsidiaries.

 The term "beneficial owner" means any person (i) who beneficially owned shares of voting stock within the meaning ascribed in Rule 13d-3 under the Exchange Act, as in effect on the date of adoption of Article VIII of the articles of incorporation, or (ii) who has the right to acquire shares of voting stock (whether or not such right is exercisable immediately) pursuant to any agreement, contract, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise.

Board of Directors May Oppose Any Take-Over Offer

The articles of incorporation provide that the board of directors may, if it deems it advisable, oppose a tender, or other offer for the Company's securities, whether the contemplated payment is in cash or in the securities of a corporation, or some other form of consideration. When considering whether to oppose an offer, the board of directors may consider any pertinent issues, including any or all of the following:

•	whether the offer price is acceptable based on the historical and present operating results or financial condition of the Company,

•	whether a more favorable price could be obtained for the Company's securities in the future;

•	the impact which an acquisition of the Company would have on the employees, depositors and customers of the Company and its subsidiaries and the community which they serve;

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the reputation and business practices of the offeror and its management and affiliates as they would affect the employees, depositors and customers of the Company and its subsidiaries and the future value of the Company's stock;

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the value of the securities (if any) which the offeror is offering in exchange for the Company's securities, based on an analysis of the worth of the Company as compared to the corporation or other entity whose securities are being offered; and

•	any antitrust or other legal and regulatory issues that are raised by the offer.

If the board of directors determines that an offer should be rejected, it may take any lawful action to accomplish its purpose including:

•	advising shareholders not to accept the offer,

•	litigation against the offeror,

•	filing complaints with governmental and regulatory authorities,

•	acquiring the Company's securities,

•	selling or otherwise issuing authorized but unissued securities or treasury stock or granting options with respect thereto,

•	acquiring a company to create an antitrust or other regulatory problem for the offeror, and

•	obtaining a more favorable offer from another individual or entity.

Ownership Limitation

The articles of incorporation provide that, except upon the resolution of at least two-thirds of the board of directors, no shareholder may have "holdings" (as defined below) that exceed 10% of the issued and outstanding shares of the Common Stock. If any shareholder acquires holdings that results in a violation of this provision of the articles of incorporation, the board of directors may:

•	terminate all voting rights attributable to the holdings of such shareholder during the period of violation,

•	commence litigation to require divestiture of such shareholder's holdings to the extent necessary so that the shareholder would no longer be in violation, or

•	take such other action as is appropriate under the circumstances.

With respect to any shareholder, "holdings" means:

•	the Common Stock held of record by the shareholder,

•	the Common Stock beneficially owned, directly or indirectly, by the shareholder, and

•

the Common Stock held of record or beneficially owned by other shareholders acting together with the shareholder as a group (as defined in Section 13(d) of the Exchange Act) for the purpose of acquiring, holding or disposing of Common Stock.

Amendments to Articles of Incorporation

Under the PBCL, an amendment to the articles of incorporation requires, except in limited cases where a greater vote may be required, the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the matter and the affirmative vote of a majority of the votes cast by all shareholders within each class or series of shares if such class or series is entitled to vote on the matter as a class. The PBCL also provides that shareholders are not entitled by statute to propose amendments to the articles of incorporation.

The articles of incorporation provide that, in addition to any affirmative vote required by law, the approval of any amendment to Article V (capital stock), Article VI (no preemptive rights, no cumulative voting), Article VII (board of directors), Article VIII (business combinations), Article IX (constituencies), Article X (indemnification and insurance), Article XI (amendments) and Article XII (ownership limitation) of the articles of incorporation requires the affirmative vote of holders of at least 60% of the votes that all shareholders are entitled to cast thereon. In addition, any amendment to Article VIII (business combinations) of the articles of incorporation requires the affirmative vote of holders of at least 75% of the outstanding shares of voting stock and, if any shareholders are related persons, by the affirmative vote of the holders of not less than 75% of the outstanding shares of voting stock not held by any related persons.

 Amendments to Bylaws

The bylaws provide that the bylaws may be amended or repealed by the affirmative vote of a majority of the board of directors at any regular or special meeting of the board of directors, or by the vote of shareholders holding at least 75% of the total aggregate outstanding shares of the Company's capital stock, at an annual or special meeting called for such purpose. The PBCL provides that the ability of the board of directors to adopt, amend, or repeal the bylaws is subject to the power of shareholders to change such action. The PBCL also provides that the board of directors does not have the authority to adopt or change a bylaw on specified subjects, including, but not limited to, authorized capital, the personal liability of directors, various matters relating to the board of directors, and matters relating to the voting rights of shareholders.